FORM 4                U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person

     Robert C. Harvey
     4810 120th Street West
     Apple Valley, MN 55124-8628

2. Issuer Name and Ticker of Trading Symbol

     Oakridge Holdings, Inc.       (OKRG)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

     June, 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer (Check all applicable)

     [X] Director
     [X] Officer (give title)   Chief Executive Officer
     [X] 10% Owner
     [ ] Other (specify)


















TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                                        Common    Common
                                                            Stock     Stock

2. Transaction Date (Month/Day/Year)                        6/10/99   6/30/99

3. Transaction Code                                         P         P

4. Securities Acquired (A) or  Disposed of (D)

          Amount                                            160       40,000
          (A) or (D)                                        A         A
          Price                                             $3.00     $.25


5. Amount of Securities
   Beneficially Owned at
   End of Month               32,900    4,907     12,500    206,022

6. Ownership Form: Direct
   (D) or Indirect (I)        I         I         I         D

7. Nature of Indirect
   Beneficial Ownership       Wife      Daughter  Daughter




TABLE II- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security              Debenture           Debenture           Stock Option
                                             (Right to           (Right to           (Right to Buy)
                                             Convert)             Convert)

2. Conversion or Exercise Price of
   Derivative Security                       $2.00               $2.00               $.38

3. Transaction Date (Month/Date/Year)

4. Transaction Code                          J*                  J**                 J***

5. Number of Derivative Securities           25,000 A            85,000 A            40,000 A
   Acquired (A)or Disposed of (D)

6. Date Exercisable                          Immediately         Immediately         Immediately
   Expiration Date (Month/Date/Year)         6/30/06             6/30/06             9/30/01

7. Title of Underlying Securities            Common Stock        Common Stock        Common Stock
   Amount of Underlying Securities           25,000              85,000              40,000

8. Price of Derivative Security              *                   **                  ***

9. Number of Derivative Securities
   Beneficially Owned at End of Month                                                406,329

10.Ownership Form of Derivative Security:
   Direct (D) or Indirect (I)                D                   D                   D

11.Nature of Indirect Beneficial Ownership



EXPLANATION OF RESPONSES:

*Convertible debenture purchased on 6/30/99. Debenture convertible anytime at $2.00 per share.

**Convertible debenture purchased on 7/1/98. Debenture convertible anytime at $2.00 per share.

***Grant to reporting person of option to buy 40,000 shares of common stock immediately exercisable.


Signature of Reporting Person:

/s/ Robert C. Harvey    7/8/99